UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

STR Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74878V100
(CUSIP Number)

Karen Dickinson
Polsinelli PC

One East Washington St., Suite 1200

Phoenix, AZ 85004-2568

(602)650-2328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 78478V100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Zhen Fa New Energy (U.S.) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,210,116*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,874,911*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,210,116*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.94%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 78478V100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Zha Zhengfa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,210,116*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,874,911*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,210,116*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.94%
14	TYPE OF REPORTING PERSON* IN

*	Beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of STR Holdings, Inc., a Delaware corporation (the “Company”), is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Voting Agreements described in Item 4 of this Schedule 13D (the “Voting Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 5,378,451 outstanding shares of Common Stock (includes 89,800 unvested shares of restricted Common Stock) and 2,831,665 options to acquire shares of Common Stock (includes 1,072,500 unvested options to acquire shares of Common Stock) that are currently subject to the Voting Agreements.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared dispositive power are comprised of 2,043,246 outstanding shares of Common Stock (includes 89,900 unvested shares of restricted Common Stock) and 2,831,665 vested options to acquire shares of Common Stock (includes 1,072,500 unvested options to acquire shares of Common Stock) that are currently subject to the Voting Agreements.

The percent of class represented by amount in row (11) is based on 26,548,520 shares of Common Stock outstanding as of July 31, 2014, as reported in the Form 8-K filed by the Company with the United States Securities and Exchange Commission on August 11, 2014, and vested and unvested options to acquire 2,831,665 shares of Common Stock.

CUSIP No. 78478V100

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of STR Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 18 Craftsman Road, East Windsor, Connecticut, 06088.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Zhen Fa New Energy (U.S.) Co., Ltd., a corporation organized under the laws of the State of Nevada (the “Purchaser”), and Zha Zhengfa (each a “Reporting Person” and together the “Reporting Persons”).

(b) The principal business address of the Reporting Persons are as follows:

Zhen Fa New Energy (U.S.) Co., Ltd.

2422 W. Remington Place

Chandler, Arizona 85286.

Zha Zhengfa

Zhenfa Chongqing Overseas Investment Co., Ltd.

27th Floor, No. 4 Gemini Building,

No 12 North Qingfeng Road,

Yubei District,

Chongqing City, China

Zha Zhengfa

Zhenfa Energy Group Co., Ltd.

27th Floor, No. 4 Gemini Building,

No 12 North Qingfeng Road,

Yubei District,

Chongqing City, China

Zha Zhengfa

Jiangsu Zhenfa Holding Group Co., Ltd.

No.100 A 1056,

dicuilu Road,

Liyuan Economic Development Zone,

Wuxi, Jiangsu, China

(c) The Purchaser is a wholly owned subsidiary of Zhenfa Chongqing Overseas Investment Co., Ltd., a Chinese limited liability company, which is a wholly owned subsidiary of Zhenfa Energy Group Co., Ltd., a Chinese limited liability company (“Zhenfa Group”), which is a wholly owned subsidiary of Jiangsu Zhenfa Holding Group Co., Ltd. (“Jiangsu Zhenfa”). Zha Zhengfa maintains a 98% ownership interest in Jiangsu Zhenfa. The Reporting Persons specialize in the solar energy industry and photovoltaic power generation system construction, integration, and operation.

(d)-(e)-(f) The directors and executive officers of the Purchaser and Mr. Zhengfa, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement to the Purchaser’s willingness to enter into the Purchase Agreement (described below), Company Management and Significant Stockholders (defined below) entered into Voting Agreements (described below) with the Purchaser. As such, the Reporting Persons did not pay consideration to Company Management and Significant Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.	Purpose of Transaction

(a)-(b)-(c)-(d)-(e)-(f)-(g) On August 11, 2014 (the “Effective Date”), the Purchaser entered into the Stock Purchase Agreement (the “Purchase Agreement”) with the Company which provides for the purchase of shares of the authorized but unissued Common Stock of the Company which, upon the closing (“Closing”) of the Transaction (defined below), is expected to result in the Purchaser acquiring approximately 51% of the Company’s outstanding Common Stock. In connection with the Purchase Agreement, Zhenfa Group established a strategic relationship with the Company under the Sales Services Agreement (described below) to assist with the marketing, sales and distribution of the Company’s encapsulate products. Pursuant to the Guarantee Agreement (described below), Zhenfa Group also guaranteed the Purchaser’s performance under the Purchase Agreement.

Purchase Agreement

Pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Company, an aggregate of 27,632,130 shares (the “Purchased Shares”) of the Company’s authorized but unissued Common Stock for an aggregate purchase price (“Purchase Price”) of approximately $21.7 million, or $0.784 per share (the “Transaction”). The Purchaser expects to fund the Purchase Price from cash received from Zhenfa Group.

In connection with the execution of the Purchase Agreement, the Purchaser paid to the Company a deposit of $3.2 million (the “Deposit”). The Purchaser had also previously paid the Company $0.2 million in connection with the negotiation of the Purchase Agreement (the “Prior Payment”). Upon the Closing, the Deposit and the Prior Payment will be credited against the Purchase Price and, subject to certain conditions, are refundable to the Purchaser if the Closing does not occur. If the Closing does not occur as a result of a breach of the Agreement by the Purchaser, the Company’s sole and exclusive remedy will be to retain the Deposit and Prior Payment.

In connection with the Closing, the Company shall declare a special dividend (the “Special Dividend”) to be paid to all stockholders of the Company (other than the Purchaser) in an amount equal to $0.85 per share. The Purchase Agreement also anticipates that the Company will seek approval from the stockholders for a reverse stock split following the payment of the Special Dividend. The Purchaser’s obligations under the Purchase Agreement are not conditioned on the receipt of financing.

Immediately following the Closing, the Company has agreed to reconstitute the Board, such that, subject to certain conditions and the fiduciary duties of the Board, the Board shall consist of seven directors, of which (i) up to four directors shall be designated by the Purchaser (the “Purchaser Directors”), at least two of whom shall be independent directors (in accordance with the applicable rules and regulations of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) at least two shall be continuing existing independent directors of the Company (the “Continuing Directors”) and (iii) one shall be the Chief Executive Officer of the Company. From the Closing until the Company’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”) the Continuing Directors shall constitute a new standing committee of the Board (the “Continuing Directors Committee”). The Continuing Directors Committee will have the power and authority, among other things, to (i) represent the Company in enforcing all matters under the Purchase Agreement and (ii) review and approve certain related party transactions with the Purchaser and its affiliates. In addition, until the 2017 Annual Meeting, the Purchaser has agreed, among other things and subject to applicable fiduciary duties, (i) to vote its shares of Common Stock for the election of the nominees for Continuing Directors; (ii) that at least one Continuing Director shall serve on each committee of the Board; and (iii) that a Continuing Director shall be appointed as chair of all standing committees.

From the Effective Date through the date of the 2017 Annual Meeting, the parties also agreed that, unless otherwise consented to by the Purchaser and the Continuing Directors Committee, the Company will: (i) use commercially reasonable efforts to retain its listing on the New York Stock Exchange; (ii) continue to file all required reports with the Securities and Exchange Commission (the “SEC”); (iii) continue to carry on its business as a manufacturer of solar panel encapsulant products in the ordinary course consistent with past practice; and (iv) use commercially reasonable efforts to preserve substantially intact its present business organization, and to continue the employment and services of its current executive officers and key technical personnel.

For a period of two years following the Closing, the Purchaser has agreed that, without the consent of the Continuing Directors Committee, neither it nor any of its affiliates will acquire any further shares of Common Stock, provided, however, that subject to certain limitations, the Purchaser may from time to time purchase shares in order to continue to maintain an ownership interest up to an aggregate of 52% of the issued and outstanding Common Stock.

The Purchase Agreement also contains a “fiduciary-out” provision that allows the Board, in response to an Intervening Event (as defined in the Purchase Agreement), to change its recommendation to the Company’s stockholders and, in response to a Superior Proposal (as defined in the Purchase Agreement), to change its recommendation to the Company’s stockholders and terminate the Purchase Agreement in order to enter into a definitive agreement providing for implementation of such Superior Proposal, subject to the Purchaser’s right to match the proposal.

Pursuant to the Purchase Agreement, the Company has agreed to endeavor in good faith to cause each of its executive officers and directors, as well as certain funds controlled by such persons, to enter into a voting agreement with the Purchaser, whereby such party, among other things and subject to the terms and conditions thereof, will agree to vote in favor of the approval of the Transaction and against any alternative transaction.

At Closing, the Company agreed to enter into a registration rights agreement with the Purchaser that will, among other things, require the Company to register the Purchased Shares upon the request of the Purchaser or certain transferees of the Purchased Shares. Pursuant to the terms of the registration rights agreement, these registration rights will not become effective until one year after the Closing and the costs incurred in connection with such registrations will be borne by the Company.

The Closing is expected to occur in the fourth quarter of 2014 and consummation of the Transaction is subject to the satisfaction of a number of conditions, including, but not limited to: (i) the approval of the sale and issuance of the Purchased Shares by the Company’s stockholders, (ii) receipt of all required regulatory approvals, including clearance by the Committee on Foreign Investment in the United States and certain Chinese governmental authorities, (iii) declaration of the Special Dividend by the Company, (iv) the absence of a material adverse effect with respect to certain Company representations and warranties as of the date when made, and the Company’s compliance with its covenants.

The Purchase Agreement contains certain termination rights of the Purchaser and the Company. Upon the termination of the Purchase Agreement under certain circumstances, including a change in recommendation of the Board, the Company is required to pay the Purchaser a termination fee of $0.86 million (the “Termination Fee”). Subject to certain exceptions, if the Purchase Agreement is terminated by the Purchaser under certain circumstances, the Company is required to reimburse the Purchaser for costs and expenses incurred in connection with the Transaction in an aggregate amount not to exceed $0.5 million. If the Purchase Agreement is terminated and a termination fee is payable to the Purchaser, the termination fee shall be reduced by the amount of any expense reimbursement.

Voting Agreements

In connection with the execution of the Purchase Agreement and as an inducement to enter into the Purchase Agreement, the Purchaser entered into voting agreements (the “Voting Agreements”) with the following:

Executive Officers and Certain Directors of the Company (collectively “Company Management”):

1.	Robert Yorgensen, Director, President and CEO

2.	Alan Forman, General Counsel and Secretary

3.	Joseph Radziewicz, Chief Financial Officer and Chief Accounting Officer

4.	Dennis L. Jilot, Director

5.	Andrew M. Leitch, Director

6.	Robert M. Chiste, Director

7.	John Janitz, Director

Certain Significant Stockholders of the Company (“Significant Stockholders”):

1.	Bryant R. Riley, Former Director (resigned from the Company’s Board on August 13, 2014)

2.	Bryant and Carleen Riley

3.	Riley Investment Partners, LP

4.	B. Riley & Co., LLC

5.	Equitec Proprietary Markets, LLC

6.	Abigail Riley UTMA/CA

7.	Susan Riley UTMA/CA

8.	Eloise Riley UTMA/CA

9.	Charlie Riley UTMA/CA

10.	B. Riley and Co. LLC 401k Profit Sharing Plan

At any meeting of the Company’s stockholders called for the purpose of approving the Transaction, Company Management and Significant Stockholders agreed to vote, subject to certain exceptions, all of their shares of Common Stock:

•	in favor of all proposals submitted by the Company for the approval of the Transaction by the Company's stockholders;
•	against any other acquisition proposal;
•	against any action, proposal, transaction or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Purchase Agreement; or
•	against any other action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the consummation of the Transaction.

Under the Voting Agreements, each of the Company Management and the Significant Stockholders agreed not to take any action that the Company is prohibited from taking pursuant to the non-solicitation and Board of Director recommendation provisions of the Purchase Agreement.

Each member of Company Management and Significant Stockholder executing the Voting Agreement executed such agreements only in their capacity as an owner of Common Stock. Nothing in the Voting Agreements limits or affects any actions taken by such member of Company Management and Significant Stockholder in his capacity as a director or officer of the Company, if applicable, to the extent the Voting Agreement could be construed to restrict the exercise by such party of his fiduciary duties in such capacity.

In addition, except under limited circumstances, each member of Company Management also agreed to not sell, transfer, pledge, assign or otherwise dispose of his shares of Common Stock while the Voting Agreement is in effect. The Significant Stockholders are not subject to any transfer restrictions.

The Voting Agreement terminates immediately upon the earlier of (i) the termination of the Purchase Agreement in accordance with its terms, (ii) the receipt of a termination notice from Purchaser, (iii) January 31, 2014, (iv) the Closing Date or (v) upon the occurrence of a change in recommendation by the Board of the Transaction (as discussed in the Purchase Agreement).

Any shares purchased by Company Management and Significant Stockholders after the date of the Voting Agreement will be subject to the obligations in the Voting Agreement. Company Management and Significant Stockholders must notify the Purchaser of any such purchases.

Sales Service Agreement

In connection with the execution of the Purchase Agreement, the Company entered into a sales service agreement (the “Sales Service Agreement”) with Zhenfa Group whereby Zhenfa Group has agreed, among other things, to assist the Company in a number of endeavors, including, without limitation, marketing and selling the Company’s products in China, acquiring local raw materials, hiring and training personnel in China, and complying with Chinese law.  Pursuant to the Sales Service Agreement, Zhenfa Group has also agreed to provide the Company with an option to lease a manufacturing facility owned by Zhenfa Group.  Such facility will be at least 10,000 square meters and will be rent free for a period of at least five years.  If the Company wishes to extend its lease, rent will be at 50% of market rent for a second five year term.  The Sales Service Agreement becomes effective on the date of Closing, has an initial term of two years following the date of Closing and is automatically extended for one year periods unless terminated earlier.  The Sales Service Agreement may also be terminated by either party at such time as Zhenfa Group and its affiliates own less than 10% of the outstanding Common Stock of the Company.

Guarantee Agreement

In connection with the execution of the Purchase Agreement, the Company entered into a guarantee agreement (the “Guarantee Agreement”) with Zhenfa Group, pursuant to which Zhenfa Group has agreed to guarantee all obligations of the Purchaser under the Purchase Agreement, including, but not limited to, the payment of the Purchase Price and the performance of all covenants and agreements of the Purchaser in the Purchase Agreement.  However, Zhenfa Group’s obligations under the Guarantee Agreement are limited significantly prior to receiving approval of the Transaction from certain Chinese governmental authorities.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Persons own no shares of Common Stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Voting Agreements, the Reporting Persons may be deemed to possess (i) shared voting power over 8,210,116 shares of Common Stock that are beneficially owned by Company Management and Significant Stockholders and (ii) shared dispositive power over 4,874,911 shares of Common Stock that are beneficially owned by Company Management, and therefore may be deemed to beneficially own such shares for purposes of Rule 13d-3. The 8,210,116 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting represent approximately 27.94% of the shares of Common Stock outstanding and the 4,874,911 shares of Common Stock over which the Reporting Persons may be deemed to have shared dispositive power represent approximately 16.59% of the shares of Common Stock outstanding. Notwithstanding the foregoing, the Reporting Persons hereby disclaim beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 26,548,520 shares of Common Stock outstanding as of July 31, 2014, as reported in the Form 8-K filed by the Company with the SEC on August 11, 2014, and vested and unvested options to acquire 2,831,665 shares of Common Stock.

(c)              Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)              Other than Company Management and Company Stockholders identified in Item 4, to the best of the knowledge of the Reporting Persons, neither the Reporting Persons nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Purchase Agreement and the Voting Agreements described in Item 4, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or any subsidiary of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit
No.	Description
1	Stock Purchase Agreement, dated August 11, 2014, by and between STR Holdings, Inc. and Zhen Fa New Energy (U.S.) Co., Ltd.†

2	Form of Voting Agreements (included as Exhibit D to the Stock Purchase Agreement, filed herewith as Exhibit 2).†

99.1	Joint Filing Agreement, dated August 21, 2014

† Exhibits 1 and 2 are filed as Exhibits 2.1 and 10.2 to the Company’s Form 8-K filed on August 12, 2014 (file no. 001-34529) and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 78478V100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2014

Zhen Fa New Energy (U.S.) Co., Ltd.

By:	/S/ CINDY LIN
Cindy Lin
President

Zha Zhengfa

/S/ ZHA ZHENGFA
Zha Zhengfa

SCHEDULE A

DIRECTORS AND OFFICERS OF REPORTING PERSONS

The name and current principal occupation or employment of each director and executive officer of Zhen Fa New Energy (U.S.) Co., Ltd. and Zha Zengfa are as set forth below.

Zhen Fa New Energy (U.S.) Co., Ltd.

Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Zhen Fa New Energy (U.S.) Co., Ltd. Unless otherwise indicated, the business address of each of the below individuals is 2422 W. Remington Place, Chandler, Arizona 85286.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Xin(Cindy)Lin

Title: President and Treasurer

Other:

Title: Founder and President

Company: L&B International LLC

   L&B International

Address:  4514 E Bighorn Ave.

  Phoenix, AZ 85286

Title: Senior Principal IT Developer

Company: Medtronic, Inc.

Address:  2343 W. Medtronic Way

  Tempe, AZ 85283

United States
Chao Qu

Title: Director

Other:

 Title: General Manager

Company: Zhenfa Chongqing Overseas Investment Co.,Ltd.

Address: 27th Floor, No. 4 Gemini Building,

 No 12 North Qingfeng Road,

 Yubei District,

 Chongqing City, China

Title: Vice General Manager

China

Company: Zhenfa Energy Group Co., Ltd. Address: 27th Floor, No. 4 Gemini Building, No 12 North Qingfeng Road, Yubei District, Chongqing City, China
Man li

Title: Secretary

Other:

Title: Vice General Manager

Company: Zhenfa Chongqing Overseas Investment Co.,Ltd.

Address: 27th Floor, No. 4 Gemini Building,

 No 12 North Qingfeng Road,

 Yubei District,

 Chongqing City, China

China

Zha Zhengfa

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Zhenfa Zha

Title: Chairman and President

Company: Zhenfa Energy Group Co., Ltd.

Address: 27th Floor, No. 4 Gemini Building,

No 12 North Qingfeng Road,

Yubei District,

Chongqing City, China

Title: Chairman and President

Company: Zhenfa Chongqing Overseas Investment Co., Ltd.

Address:  27th Floor, No. 4 Gemini Building,

No 12 North Qingfeng Road,

Yubei District,

Chongqing City, China

Title: Chairman and President

Company: Jiangsu Zhenfa Holding Group Co., Ltd.

Address: No.100 A 1056,

 dicuilu Road,

 Liyuan Economic Development Zone,

 Wuxi, Jiangsu, China

China